SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

HealthEquity, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

42226A 10 7

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Manu Rana
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 52,500
	6.	Shared Voting Power 4,031,468
	7.	Sole Dispositive Power 52,500
	8.	Shared Dispositive Power 4,031,468
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,083,968
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Steve Piaker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,031,468
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,031,468
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,031,468
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Daniel Kittredge
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,031,468
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,031,468
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,031,468
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Napier Park Global Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,031,468
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,031,468
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,031,468
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42226A 10 7

1.	Names of Reporting Persons Financial Partners Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,031,468
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,031,468
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,031,468
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

	(a)	Name of Issuer: HealthEquity, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 15 West Scenic Pointe Drive, Suite 100 Draper, Utah 84020

Item 2.

(a)

Name of Person Filing:

This statement is filed by Manu Rana (“Mr. Rana”), Steve Piaker (“Mr. Piaker”), Daniel Kittredge (“Mr. Kittredge”), Napier Park Global Capital GP LLC (“GP LLC”) and Financial Partners Fund I, L.P. (“FPF” and together with

Mr. Rana, Mr. Piaker, Mr. Kittredge and GP LLC, the “Reporting Persons”).

Attached as Exhibit 99.1 hereto, which is incorporated by reference herein, is an agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them.

	(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: 280 Park Avenue, 3rd Floor, New York, New York 10017

	(c)	Citizenship: For each of Mr. Rana, Mr. Piaker and Mr. Kittredge, the United States of America. For each of GP LLC and FPF, Delaware.

	(d)	Title of Class of Securities: Common Stock, $0.0001 par value per share (“Common Stock”)

	(e)	CUSIP Number: 42226A 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 54,753,740 shares of Common Stock outstanding on November 30, 2014, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on December 11, 2014.

FPF directly holds 4,031,468 shares of Common Stock. GPLLC is the general partner of FPF. GPLLC has delegated to Mr. Rana, Mr. Piaker and Mr. Kittredge the voting and dispositive power over the Common Stock held by FPF. Accordingly, the Reporting Persons share voting and dispositive power over 4,031,468 shares of Common Stock. Mr. Rana has sole voting and dispositive power over 52,500 shares of Common Stock underlying stock options, including options exercisable within 60 days from the filing date of this Schedule 13G, that he holds.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 23, 2015

/s/ Manu Rana
MANU RANA

/s/ Steve Piaker
STEVE PIAKER

/s/ Daniel Kittredge
DANIEL KITTREDGE

NAPIER PARK GLOBAL CAPITAL GP LLC
By:	Napier Park Global Capital Delaware LLC, as its managing member

By:	/s/ Michael Williams
Name:	Michael Williams
Title:	Managing Director

FINANCIAL PARTNERS FUND I, L.P.

By:	/s/ Manu Rana
Name:	Manu Rana
Title:	Managing Director